

March 11, 2011

<u>Via U.S. Mail</u>

Mr. Ping Peter Xie
President
Hanwah SolarOne Co., Ltd (f/k/a Solarfun Power Holdings Co., Ltd.)
888 Linyang Road
Qidong, Jiangsu Province 226200
People's Republic of China

> **Re:**   **Solarfun Power Holdings Co., Ltd.**
> **Form 20-F for year ended December 31, 2009**
> **Filed May 25, 2010**
> **File No. 1-33208**

Dear Mr. Xie:

We have completed our review of your filings and have no further comments at this time.

Sincerely,

Kevin Vaughn
Accounting Branch Chief